February 28, 2006


Mail Stop 4567


By U.S. Mail and Facsimile to (843) 529-5929

Susan E. Baham
Executive Vice President and Chief Financial Officer
First Financial Holdings, Inc.
34 Broad Street
Charleston, SC 29401

Re:	First Financial Holdings, Inc.
	Form 10-K for Fiscal Year Ended September 30, 2005
      Filed December 14, 2005
	File No. 000-17122

Dear Ms. Baham:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues raised in our comments.
Where indicated, we think you should revise future filings, beginning with your March 31, 2006 Form 10-Q, in response to these comments and provide us with a draft of your intended revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1 - Summary of Significant Accounting Policies

Loans Receivable and Loans Held for Sale, page 51

1. We note your disclosure on page 52 regarding your accounting policy for the sale of loans through securitization transactions. This disclosure, however, does not appear to address your accounting policy for whole loan sales. Please revise future filings to clarify that all of your transactions that received sale treatment met the criteria for such treatment as set forth in paragraph 9 of SFAS 140.
Clearly disclose how you meet each of the three criteria in that paragraph.

2. Your disclosure on page 5 indicates that you participate in the Mortgage Partnership Finance (MPF) Program offered by the FHLB of Atlanta. Please provide us with the following information with respect to your involvement in the MPF program, and if material, revise future filings to include such disclosure:

* Quantify the amount of loans sold to the FHLB of Atlanta during each of the last three fiscal years;

* Tell us whether you share in the credit risk of those loans sold to the FHLB of Atlanta and describe the nature of your risk-sharing arrangements and any retained interests; and

* Tell us how you recorded any credit enhancements, recourse provisions or retained interests in your financial statements.

3. Please tell us how you determined that transfers of loans to the
FHLB of Atlanta met the criteria in paragraph 9 of SFAS 140 for sale treatment.

* Specifically explain whether sales of loans to the FHLB of Atlanta are accomplished in a two-step transaction (i.e. through the use of an intermediary such as a trust.)

* To the extent that loans are transferred directly to the FHLB in a one-step transaction, please tell us how you determined that these assets have been legally isolated in accordance with paragraph
9(a)
of SFAS 140.

* Tell us whether you obtained a legal opinion as evidence that sale treatment was appropriate in these circumstances. If not, tell us what evidence you obtained to support such sale treatment.


*	*	*

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Please provide us drafts of your proposed revisions, where applicable, and any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Angela Connell at (202) 551-3426 or me at
(202)
551-3494 if you have questions regarding our comments.


      Sincerely,



      Kevin W. Vaughn
      Accounting Branch Chief


??

??

??

??

Susan E. Baham
First Financial Holdings, Inc.
February 28, 2006
Page 1